General Components, Inc. Suite 2021, 20/F, Two Pacific Place 88 Queensway Hong Kong

January 12, 2007

Yolanda Crittendon Staff Accountant Mail Stop 4561 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	General Components, Inc. (the “Company”)
Form 8-K filed December 29, 2006 (File No. 000-33483)

Dear Ms. Crittendon:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on January 4, 2007 (the “Comment Letter”). The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

1.
The disclosure should state whether during the registrant’s two recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We respectfully advise the Staff that the disclosure contained in our Form 8-K filed on December 29, 2006 complies with Item 304(a)(1)(iv) of Regulation S-B. In the second sentence of the second paragraph of Item 4.01 of the Form 8-K, we state that “None of the reportable events described under Item 304(a)(1)(iv) of Regulation S-B occurred within the last two fiscal years of the Company ended December 31, 2005 and 2004 and subsequently to the date of dismissal.” As Item 304(a)(1)(iv) of Regulation S-B covers disagreements with the former accountant, whether or not resolved, on any matter of accounting principles or procedures, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, it would appear that the disclosure is in substantial compliance with the Staff’s comment.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We respectfully advise the Staff that- as noted above- we believe we are in substantial compliance with the Staff’s comment number 1.

The Company hereby acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ MA Qing

MA Qing
Chief Financial Officer

CC:	Mitchell S. Nussbaum, Esq.